Exhibit 99.1
Jack in the Box Inc.

Jack in the Box to Acquire Del Taco, Combining Two Challenger Brands to Create Substantial Opportunities for Growth and Increased Profitability

• Brings Together Two Brands with Complementary Cultures, Guest Profiles, Operating Models and Market Opportunities

• True QSR in the Attractive and Growing Mexican Category with a Leading Brand

• Creates Critical Economies of Scale and Reinforces Unit Growth Strategies for Both Brands Nationwide

• Financially Compelling Transaction with Meaningful Synergy Opportunities is Expected to be Immediately Accretive to Jack in the Box EPS

SAN DIEGO & LAKE FOREST, Calif. –December 6, 2021 – Jack in the Box Inc. (NASDAQ: JACK), one of the nation’s leading QSR chains, and Del Taco Restaurants, Inc. (NASDAQ: TACO), the nation’s second largest Mexican QSR chain by number of restaurants, today announced that the companies have entered into a definitive agreement pursuant to which Jack in the Box will acquire Del Taco for $12.51 per share in cash in a transaction valued at approximately $575 million, including existing debt. While this price per share offers an attractive premium to Del Taco shareholders, Jack in the Box estimates that the transaction values Del Taco at a synergy adjusted multiple of approximately 7.6x trailing twelve months Adjusted EBITDA.

Founded in 1964, Del Taco serves more than three million guests each week at its approximately 600 restaurants across 16 states. 99% of Del Taco restaurants feature a drive-thru, helping to achieve strong off-premise sales and a diversified daypart mix. Jack in the Box and Del Taco will have more than 2,800 restaurants spanning 25 states with similar guest profiles, menu offerings and company cultures – both priding themselves on serving guests with unique variety, quality, innovation and value. Together, the companies will create a stronger QSR player with greater scale and the ability to enhance the guest experience while pursuing profitable growth.

“We are thrilled to welcome Del Taco, a beloved brand and proven regional winner, to the Jack in the Box family,” said Darin Harris, CEO of Jack in the Box. “This is a natural combination of two like-minded, challenger brands with outstanding growth opportunities. Together, Jack in the Box and Del Taco will benefit from a stronger financial model, gaining greater scale to invest in digital and technology capabilities, and unit growth for both brands. This acquisition fits squarely in our strategic pillars and helps us create new opportunities for the franchisees, team members and guests of both brands.”

Mr. Harris continued, “Del Taco has a loyal, passionate guest base and a strong operating model, and we believe that we can leverage our infrastructure, experience refranchising, and development strategy to support Del Taco’s growth plans and expand Del Taco’s footprint. We can’t wait to welcome the Del Taco team members and franchisees to the Jack family!”

David Beshay, a Jack in the Box franchisee and operator of 210+ restaurants, added, “I couldn’t be happier about the opportunity that this transaction offers to the franchisees of these two amazing brands. I believe the Del Taco brand will fit hand in glove with ours, and further enhance the strong franchise and guest-focused culture we have worked

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so hard to develop at Jack in the Box. We are excited about the potential to open Del Taco restaurants, helping the company expand these two beloved brands.”

John D. Cappasola, Jr., President and CEO of Del Taco, said, “We are excited to have found a partner in Jack in the Box that shares our vision for the future and has the QSR expertise to further accelerate Del Taco’s growth. In recent years, we have uniquely positioned Del Taco as a leader in the growing Mexican QSR category, expanded our digital capabilities to enhance consumer convenience and focused on growing the brand through franchising, resulting in eight consecutive years of franchise same store sales growth and an accelerating new unit pipeline.”

Mr. Cappasola, Jr. continued, “We expect this transaction will provide Del Taco with the scale, complementary capabilities and opportunity to become even stronger partners to our franchisees and support their ability to drive substantial growth in our core and emerging markets. On behalf of Del Taco Restaurants, Inc. Board of Directors, we’re confident the agreement delivers immediate value to Del Taco shareholders and will greatly benefit our brand, team members, franchisees and loyal guests for many years to come.”

Brent Veach, a Del Taco franchisee and operator of 50+ restaurants shared, “Del Taco and Jack in the Box are two iconic brands that both represent a tremendous business opportunity for existing and new franchisees. I am excited how this new larger organization can provide operating cost synergies and further accelerate franchise growth through enhanced support, additional resources and shared real estate knowledge. We are excited to join the Jack in the Box family and assist in growing both amazing brands.”

Compelling Strategic and Financial Benefits

The transaction is expected to:

•Deliver Immediate Earnings Accretion with Significant Upside. Jack in the Box expects the transaction to be mid-single-digit accretive to earnings per share excluding transaction expenses in year one and meaningfully accretive beginning in year two once full synergizes are realized.

•Create a Stronger QSR Player with Enhanced Scale. This transaction combines two challenger brands with complementary geographic footprints, guest profiles and menu offerings to create a scaled QSR player with a stronger financial model to drive growth and enhanced profitability. Jack in the Box and Del Taco will also benefit from sharing best practices and the opportunity to strengthen guest loyalty and reach new guests. As a combined QSR player, Jack in the Box and Del Taco plan to expand their footprint and continue to drive innovation at both brands to create more unique, innovative menus and exceptional guest experiences.

•True QSR in the Expanding Mexican Category with a Track Record of Consistent Growth. The transaction allows Jack in the Box to tap into the growing and attractive Mexican QSR category, where Del Taco has been a leading brand with a track record of consistent performance. By leveraging the combined scale of the companies, we will be able to effectively target secular demographic trends underpinning the category.

•Reinforce Unit Growth Plans for Both Brands. By leveraging Jack in the Box and Del Taco’s unique strengths and their shared approach to building out markets, Jack in the Box will be able to support growth plans for both brands. Jack in the Box will benefit from Del Taco’s strong operations, construction, and development expertise to drive more efficient expansion supporting its long-term objective of 4% annual unit growth by 2025. By leveraging Jack in the Box’s broader footprint, re-franchising experience, and digital capabilities, the combined company expects to drive energized growth at both brands in existing and new markets.

•Create Substantial Opportunities for Franchisee Expansion and Unit Level Economics. The transaction brings together two exceptional franchisee bases and creates an enhanced platform for

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franchisee expansion and growth by leveraging the combined company’s scale, technology and digital capabilities. Both brands’ franchisees will benefit from economies of scale in supply chain and more diverse opportunities to expand their businesses and drive enhanced profitability. The transaction will enable both brands to provide stronger support to franchisees with a broader set of resources to help them optimize and grow their businesses.

•Build a Stronger, More Flexible Financial Model. The transaction will create a stronger combined organization, with increased size and scale, and the financial resources to pursue a wider set of opportunities for profitable growth. Jack in the Box expects that the combined organization will also benefit from a more efficient capital structure. Jack in the Box expects to maintain a leverage ratio within its target range of 4.0x to 5.5x total debt to Adjusted EBITDA and an investment grade credit rating.

•Drive Meaningful Synergies. Jack in the Box expects the combined company to realize run-rate strategic and cost synergies of approximately $15 million by the end of fiscal year 2023, with approximately half of the synergies achieved in the first year. Jack in the Box expects to achieve these synergies largely through procurement and supply chain savings, technology and digital efficiencies and other financial benefits, as well as knowledge-sharing initiatives.

Financing and Path to Completion

Jack in the Box intends to finance the acquisition through the issuance of additional securitization notes from its existing program with a financing commitment provided by BofA Securities, Inc.

The transaction is expected to close in the first calendar quarter of 2022 and is subject to customary closing conditions, including receipt of Del Taco shareholder approval and regulatory approvals.

Advisors

BofA Securities is serving as exclusive financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Jack in the Box. Piper Sandler & Co. is serving as exclusive financial advisor and McDermott Will & Emery LLP is serving as legal advisor to Del Taco.

Conference Call

Jack in the Box will host a conference call for analysts and investors today, beginning at 5:30 a.m. PT (8:30 a.m. ET), to discuss the transaction. The call will be webcast live via the Investors section of the Jack in the Box company website at http://investors.jackinthebox.com. A replay of the call will be available through the Jack in the Box Inc. corporate website for 21 days. The call can be accessed via phone by dialing (833) 513-0565 and using 6589879.

Additional Materials

An investor presentation regarding the transaction will be posted on the Investors section of the Jack in the Box company website at http://investors.jackinthebox.com and will be filed with the Securities and Exchange Commission.

About Jack in the Box Inc.

Jack in the Box Inc. (NASDAQ: JACK), based in San Diego, is a restaurant company that operates and franchises Jack in the Box® restaurants, one of the nation’s largest hamburger chains, with more than 2,200 restaurants in 21 states and Guam. For more information on franchising opportunities with Jack in the Box, visit JackintheBoxFranchising.com.

Jack in the Box Inc.

About Del Taco Restaurants, Inc.

Del Taco (NASDAQ: TACO) offers a unique variety of both Mexican and American favorites such as burritos and fries, prepared fresh in every restaurant’s working kitchen with the value and convenience of a drive-thru. Del Taco’s menu items taste better because they are made with quality ingredients like freshly grilled chicken and carne asada steak, fresh house-made guacamole, freshly grated cheddar cheese, slow-cooked beans made from scratch, and creamy Queso Blanco.

Founded in 1964, today Del Taco serves more than three million guests each week at its approximately 600 restaurants across 16 states. Del Taco’s commitment to providing guests with the best quality and value for their money originates from cooking, chopping, shredding, and grilling menu items from scratch. For more information, visit www.deltaco.com.

Additional Information and Where to Find It

Del Taco intends to file with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement and furnish or file other materials with the SEC in connection with the proposed transaction with Jack in the Box. Once the SEC completes its review of the preliminary proxy statement, a definitive proxy statement will be filed with the SEC and mailed to the stockholders of Del Taco. BEFORE MAKING ANY VOTING DECISION, DEL TACO’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THOSE OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER.

The proxy statement and other relevant materials (when they become available), and any other documents filed by Del Taco with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from Del Taco by going to Del Taco’s Investor Relations page on its corporate website at www.deltaco.com.

Participants in the Solicitation

Del Taco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Del Taco in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the transaction will be included in the proxy statement described above. Additional information regarding the directors and executive officers of Del Taco is included in Del Taco’s proxy statement for its 2021 Annual Meeting, which was filed with the SEC on April 13, 2021, and is supplemented by other public filings made, and to be made, with the SEC by Del Taco. These documents are available free of charge at the SEC’s website at www.sec.gov and at the Investor Relations page on Del Taco’s corporate website at www.deltaco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goals,” “guidance,” “intend,” “plan,” “project,” “may,” “will,” “would” and similar expressions. These statements are based on Jack in the Box’s and Del Taco’s management’s current expectations, estimates, forecasts and projections about their respective businesses and the industry in which they operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond Jack in the Box’s or Del Taco’s management’s control. Factors that may cause actual results to differ materially from any forward-looking statements include, but are not limited to: the potential impacts to each company’s business and operations resulting from the coronavirus COVID-19 pandemic, the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; each company’s ability to reduce G&A and operate efficiently; each company’s ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing

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personnel; litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of each company’s brand; increased regulatory and legal complexities, including federal, state and local policies regarding mitigation strategies for controlling the coronavirus COVID-19 pandemic; risks associated with the amount and terms of the securitized debt issued by certain of Jack in the Box’s wholly owned subsidiaries; and stock market volatility. Additional factors that may cause actual results to differ materially from any forward-looking statements regarding the proposed transaction include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transaction is delayed or does not occur, including the failure of Del Taco’s stockholders to approve the proposed merger; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; and uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance. Additional risks and uncertainties with respect to Jack in the Box and Del Taco are discussed in each company’s respective annual report on Form 10-K and periodic reports on Form 10-Q filed with the SEC, which are available free of charge online at http://investors.jackinthebox.com, in the case of Jack in the Box, and at www.deltaco.com, in the case of Del Taco, as well as on the SEC’s website at www.sec.gov. Neither Jack in the Box nor Del Taco undertakes any obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Contacts

Jack in the Box

Chris Brandon
Vice President, Investor Relations
chris.brandon@jackinthebox.com
619.902.0269

Tim Lynch / Scott Bisang / Clayton Erwin / Lucas Pers
Joele Frank, Wilkinson Brimmer Katcher
212.355.4449

Del Taco

Investor Relations Contact:
Raphael Gross
investor@deltaco.com
203.682.8253

Annie Drury
Allison+Partners
deltaco@allisonpr.com
619-342-9386